Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, CEO Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Reports First-Quarter Results

OWINGS MILLS, MD, August 12, 2010 – Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced results for its fiscal first quarter ended June 30, 2010.

Universal reported sales of $3,681,421 for the quarter ended June 30, 2010 versus $5,914,905 for the comparable period of last fiscal year. The Company reported net earnings of $281,867, or $0.12 per basic and diluted share, versus $611,465, or $0.25 per basic and diluted share, for same period last year. The Company’s book value as of June 30, 2010 and June 30, 2009 was approximately $11.09 compared to $10.13, respectively.

As previously reported, the Company lost a large national home center customer which accounted for approximately 50% of its sales. The Company’s lower sales and earnings in this quarter were the result of this lost account.

"We believe the current quarter represents the nadir of our transition from the Company’s existing technology to new technology. We continue to strengthen the Company’s balance sheet and are focused on the launch of our next-generation products, which should start in the September timeframe,” said CEO, Harvey Grossblatt.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended June 30,
	2010	2009
Sales	$3,681,421	$5,914,905

Net income:	$281,867	$611,465
Net income per share – basic	$0.12	$0.25
Net income per share – diluted	$0.12	$0.25
Weighted average number of common shares outstanding:
Basic	2,387,887	2,417,338
Diluted	2,395,328	2,422,379

CONSOLIDATED BALANCE SHEETS

	June 30, 2010	March 31, 2010
ASSETS
Cash and assets held for investment	$6,985,212	$6,255,521
Accounts receivable and amount due from factor	2,285,694	4,374,224
Inventory	3,144,882	3,439,906
Prepaid expenses	329,688	351,192

TOTAL CURRENT ASSETS	12,745,476	14,420,843
INVESTMENT IN HONG KONG JOINT VENTURE	12,588,837	12,153,456
PROPERTY, PLANT AND EQUIPMENT – NET	188,007	199,163
OTHER ASSETS AND DEFERRED TAX ASSET	1,979,717	1,897,292
TOTAL ASSETS	$27,502,037	$28,670,754

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued expenses	$840,965	$2,162,755
Accrued liabilities	138,063	279,035
TOTAL CURRENT LIABILITIES	979,028	2,441,790
LONG TERM OBLIGATION	46,459	46,459
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,387,887 at June 30, 2010 and March 31, 2010	23,879	23,879
Additional paid-in capital	13,135,198	13,135,198
Retained earnings	13,305,295	13,023,428
Other comprehensive income	12,178	-
TOTAL SHAREHOLDERS’ EQUITY	26,476,550	26,182,505
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,502,037	$28,670,754